UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number: 001 - 36130

voxeljet AG

(Exact Name of Registrant as Specified in Its Charter)

Paul-Lenz-Straße 1a

86316 Friedberg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

On November 9, 2017, voxeljet AG issued a press release announcing its financial results for the third quarter ended September 30, 2017.

Exhibits

99.1       voxeljet AG Press Release.

99.2†Form of Finance Contract between European Investment Bank and voxeljet AG, dated November 9, 2017.

99.3†Form of First Demand Guarantee Agreement between European Investment Bank and voxeljet America Inc., dated November 9, 2017.

99.4†Form of Synthetic Warrant Agreement between European Investment Bank and voxeljet AG, dated November 9, 2017.

†Confidential treatment has been requested for portions of this exhibit.

The information contained in this Form 6-K in Exhibits 99.1, 99.2, 99.3 and 99.4  is incorporated by reference into any offering circular or registration statement (or into any prospectus that forms a part thereof) filed by voxeljet AG  with the Securities and Exchange Commission.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

voxeljet AG

By:	/s/ Rudolf Franz
	Name:	Rudolf Franz
	Title:	Chief Financial Officer

Date: November 9, 2017

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